Sub-Item 77C 2: Matters submitted to a vote of security holders

On June 1, 2001, at a special meeting of the shareholders of First Funds Trust, the shareholders of each of the U.S. Treasury Money Market, U.S. Government Money Market, Municipal Money Market, and Cash Reserve Portfolios approved a new Investment Advisory and Management Agreement for the Portfolios between the Trust and First Tennessee Bank National Association, as co-adviser to the Portfolios, and a new Investment Advisory and Management Agreement for the Portfolios between the Trust and BlackRock Institutional Management Corporation, as investment adviser to the Portfolios. These agreements will be effective July 1, 2001. The results of the proxy are listed below.

Approval of Investment Advisory and Management Agreement for the Portfolios listed below, between the Trust and, First Tennessee Bank National Association, as co-adviser to the Portfolios:

For Against Abstain

U.S. Treasury 16,356,005 - 507,830

U.S. Government 80,872,598 - 73,593

Municipal 52,828,083 5,153 24,299

Cash Reserve 209,368,677 342,147 716,815

Approval of Investment Advisory and Management Agreement for the Portfolios listed below, between the Trust and BlackRock Institutional Management Corporation, as investment adviser to the Portfolios:

For Against Abstain

U.S. Treasury 16,345,756 10,249 507,830

U.S. Government 80,872,598 - 73,593

Municipal 52,830,893 2,343 24,299

Cash Reserve 208,765,073 906,285 756,280